UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2018

Commission File Number 001-38055

NETSHOES (CAYMAN) LIMITED

(Exact name of registrant as specified in its charter)

The Cayman Islands	98-1007784
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua Vergueiro 961, Liberdade

01504-001 São Paulo, São Paulo, Brazil

+55 11 3028-3528

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Netshoes Limited Announces Second Quarter 2018 Results

São Paulo, Brazil – August 9, 2018 – Netshoes (Cayman) Ltd. (NYSE:NETS) (“Netshoes”), Latin America’s leading online retailer of sporting and lifestyle goods, today reported unaudited consolidated financial results for the three and six-month period ended June 30, 2018. The results are stated in Brazilian Reais (“R$”) and prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”.

Second Quarter 2018 Key Highlights

•	Net sales of R$449.8 million, down 2.5% year-over-year, impacted by trucker’s strike and warmer winter

•	GMV of R$630.0 million, up 2.0% year-over-year (FX neutral), with Marketplace GMV up 72.7% year-over-year, accounting for 11% of total GMV (+5 p.p. YoY)

•	Adjusted EBITDA of R$0.2 million, with positive EBITDA margin, 1.1 percentage points (p.p.) higher year-over-year

•	Net loss of R$38.1 million, with negative 8.5% net margin

•	Total net working capital cycle reduction of 16 days to 46 days over 1Q-2018, with B2C net working capital reduction of 13 days to 16 days

•	Operating cash flow generation of R$70 million, with cash equivalents of R$75 million

Subsequent Events

•	Debt restructuring completed: R$107.7 million deferred with twelve months grace period and one-year term extension

•	Agreement to sell Netshoes Mexico to Grupo Sierra Capital

Operating and Financial Metrics Highlights

			Change%					Change%
Operating Data	2Q-2017	2Q-2018	YoY		YoY FX Neutral	1H- 2017	1H- 2018	YoY		YoY FX Neutral
Registered Members (in thousands)	19,972	23,964	20.0%			19,972	23,964	20.0%
Active Customers (in thousands)	5,946	6,829	14.9%			5,946	6,829	14.9%
Invoiced Orders (in thousands)	2,866	2,925	2.0%			5,362	5,740	7.1%
Orders Placed from Mobile Device %	42.9%	54.1%	+11.2p.p.			41.0%	53.3%	+12.3p.p.
Average Basket Size (in R$)	209.0	213.4	2.1%		4.2%	205.4	204.7	(0.3)%		1.4%
GMV (in millions)	630.7	630.0	(0.1)%		2.0%	1,161.9	1,188.6	2.3%		4.0%
GMV—B2C (in millions)	599.1	624.2	4.2%		6.4%	1,101.1	1,175.3	6.7%		8.5%
Marketplace GMV (as % of total GMV)	6.4%	11.1%	+4.7p.p.			5.9%	11.3%	+5.4p.p.

			Change%					Change%
Financial Data (In R$ Millions)	2Q-2017	2Q-2018	YoY		YoY FX Neutral	1H- 2017	1H- 2018	YoY		YoY FX Neutral
Net Sales	461.3	449.8	(2.5)%		(0.4)%	857.6	849.1	(1.0)%		0.7%
Net Sales—Brazil	407.5	400.5	(1.7)%			763.0	760.8	(0.3)%
Net Sales—International	53.8	49.3	(8.3)%		9.5%	94.5	88.3	(6.6)%		8.4%
Gross Margin %	33.1%	30.6%	(2.5	)p.p.		33.0%	30.4%	(2.5	)p.p.
Adjusted EBITDA Margin %	(1.0)%	0.0%	+1.1p.p.			(0.1)%	(3.4)%	(3.3	)p.p.

(1)	For a reconciliation of net sales to GMV, see page 10 below.
(2)	For a reconciliation of net loss to Adjusted EBITDA Margin, see page 11 below

Message from the Founder and CEO, Marcio Kumruian:

During 2Q-2018 we made important progress on several fronts of the business as we continue to pursue a more moderate growth strategy in our B2C online operation to focus on achieving profitability.

Our B2C online operation grew 6.4% year-over-year on an FX neutral basis, impacted along with the rest of the retail and fashion industry in Brazil by the truckers’ strike in May and a warmer winter season. These events not only affected sales, but also margins during the quarter. In this environment we acted quickly to increase efficiency of our marketing spend while we benefited from lowered technology maintenance costs due to the implementation of our new IT platform. Additionally, we took further steps to rationalize other general and administrative expenses. A combination of these actions resulted in an improvement of our operating results during the quarter.

We have a concrete action plan in place aimed at improving our business economics. We are already seeing initial traction, including a reduction in the inventory cycle by 17 days as compared to 1Q-2018, contributing significantly to the R$70 million operating cash generation. Importantly, we have also restructured of the Company’s bank debt, deferring R$108 million in principal amortization through a twelve-month grace period and a one-year term extension. These changes are providing more financial comfort during the time our operations need to respond to the changes we are implementing in the short-term.

Looking ahead we continue to work hard to strengthen the foundation for long-term sustainable growth. As part of our deep dive into our business, we have engaged a top tier external consultancy firm to work alongside our team to assess our entire product portfolio, the mix shift from 1P to 3P, and our pricing strategy and inventory management, optimizing gross margins and further reducing working capital needs.

We are focused on streamlining SG&A expenses and are preparing to execute a Zero-Base Budget to eliminate inefficiencies. In addition, we continue to reduce losses from our international operations. During 2Q-2018, we managed to improve the international operation’s EBITDA margin by 8.1 p.p. and 5.8 p.p. during the first half of the year.

As announced, in early August we entered into an agreement with Grupo Sierra Capital, a private equity fund that invests in Mexico, Central America and Caribbean, to sell the entirety of our operations in Mexico. This divestment is in line with our strategy of focusing on and expanding those markets with the greatest near to medium term e-commerce growth potential to increase consolidated profitability and create long-term value to shareholders.

The changes we have been implementing throughout the organization are meaningful and we expect them to translate to a more positive result and performance going forward. We are confident that we are building a better, more sustainable business. While the environment has been challenging, we remain convinced that there is significant medium to long-term upside for Netshoes in our markets. We are grateful for your continued support.

Overview of Second Quarter 2018 Results

			Change%				Change%
Consolidated P&L (In R$ Millions)	2Q-2017	2Q-2018	YoY	FX Neutral	1H-2017	1H-2018	YoY	FX Neutral
GMV ¹	630.7	630.0	(0.1)%	2.0%	1,161.9	1,188.6	2.3%	4.0%
Net Sales—Brazil	407.5	400.5	(1.7)%		763.0	760.8	(0.3)%
Net Sales—International	53.8	49.3	(8.3)%	9.5%	94.5	88.3	(6.6)%	8.4%

Net Sales	461.3	449.8	(2.5)%	(0.4)%	857.6	849.1	(1.0)%	0.7%

Cost of Sales	(308.5)	(312.0)	1.1%		(575.0)	(590.7)	2.7%

Gross Profit	152.8	137.8	(9.8)%		282.6	258.4	(8.6)%

% Gross Margin	33.1%	30.6%	-2.5p.p.		33.0%	30.4%	-2.5p.p.
Operating Expenses	(157.5)	(137.6)	(12.6)%		(283.6)	(287.1)	1.2%
% of Sales	(34.1)%	(30.6)%	-3.5p.p.		(33.1)%	(33.8)%	0.7p.p.
Selling and Marketing Expenses (ex-A&D)²	(119.8)	(108.5)	(9.5)%		(220.5)	(217.4)	(1.4)%
% of Sales	(26.0)%	(24.1)%	-1.9p.p.		(25.7)%	(25.6)%	-0.1p.p.
General and Administrative Expenses (ex-A&D)²	(36.6)	(28.1)	(23.1)%		(61.0)	(67.7)	11.0%
% of Sales	(7.9)%	(6.3)%	-1.7p.p.		(7.1)%	(8.0)%	0.9p.p.
Other Operating Expenses	(1.0)	(1.0)	(5.7)%		(2.1)	(2.1)	(1.6)%
% of Sales	(0.2)%	(0.2)%	-0.0p.p.		(0.2)%	(0.2)%	-0.0p.p.

ADJUSTED EBITDA	(4.6)	0.2	104.5%		(1.0)	(28.7)	(2717)%

% of Sales	(1.0)%	0.0%	1.1p.p.		(0.1)%	(3.4)%	-3.3p.p.
Certain Other Net Financial Result	(4.3)	(5.8)	36.2%		(4.8)	(8.1)	69.1%
% of Sales	(0.9)%	(1.3)%	0.4p.p.		(0.6)%	(1.0)%	0.4p.p.

EBITDA	(8.9)	(5.6)	37.0%		(5.8)	(36.9)	(533.7)%

% of Sales	(1.9)%	(1.2)%	0.7p.p.		(0.7)%	(4.3)%	-3.7p.p.
Amortization and Depreciation	(7.6)	(18.1)	139.3%		(15.7)	(34.0)	117.1%
% of Sales	(1.6)%	(4.0)%	2.4p.p.		(1.8)%	(4.0)%	2.2p.p.
Net Adjusted Financial Result ³	(18.7)	(14.4)	(23.0)%		(51.4)	(27.6)	(46.3)%
% of Sales	(4.0)%	(3.2)%	-0.9p.p.		(6.0)%	(3.2)%	-2.7p.p.

Income/(Loss) Before Income Tax	(35.2)	(38.1)	(8.4)%		(72.9)	(98.4)	35.1%

% of Sales	(7.6)%	(8.5)%	-0.9p.p.		(8.5)%	(11.6)%	-3.1p.p.
Current Income Tax	—	—			—	—

Net Income/(Loss)	(35.2)	(38.1)	(8.4)%		(72.9)	(98.4)	(35.1)%

% of Sales	(7.6)%	(8.5)%	-0.9p.p.		(8.5)%	(11.6)%	-3.1p.p.

(1)	For a reconciliation of net sales to GMV, see page 10 below.
(2)	For a reconciliation of EBITDA and Adjusted EBITDA, please see page 11 below.
(3)	For a reconciliation of financial income/expense to Certain Other Net Financial Result and Net Adjusted Financial Result, see page 10 below.

Operating Metrics

The Company’s business is organized into two segments: (1) Brazil, which consists of the B2C e-commerce operations of Netshoes (sporting goods) and Zattini (fashion), and the business-to-business (B2B) operation mainly comprised of supplements sales; and (2) International, which includes Argentina and Mexico B2C e-commerce operations.

Registered members increased 20.0% year-over-year to 24.0 million in 2Q-2018, of which 6.8 million, or 28.5%, were active customers (up 14.9% year-over-year).

The Company continued migration of consumer purchasing habits to mobile devices, with 54.1% of total orders placed from mobile devices in 2Q-2018, a 11.2 p.p. increase over 2Q-2017.

GMV from the B2C operation grew 6.4% year-over-year on an FX neutral basis in 2Q-2018 (4.2% on as reported basis), driven by a 4.1% year-over-year increase in Netshoes Brazil GMV, a 14.2% year-over-year increase in Zattini’ s GMV, and an 8.0% year-over-year increase in Netshoes International GMV.

•

During the quarter, the 11-day truckers’ strike (May 2018) severely disrupted Brazil’s supply and logistical activities, negatively impacting B2C GMV year-over-year growth. Based on the reduction in demand during the period, the Company estimates the impact of the strike was approximately 5.0 p.p.

•	Zattini’s fashion collection in Brazil was negatively affected by a warm winter season.

•	International GMV growth was mainly driven by an increase of 11.3% in Argentina’s GMV on a local currency basis which was partially offset by Mexico’s 1.4% GMV decrease.

•	In 2Q-2018, invoiced orders increased 2.0% year-over-year while average basket size increased 4.2% on an FX neutral basis.

GMV for the B2B operation amounted to R$5.9 million in 2Q-2018, accounting for 0.9% of total consolidated GMV, down 81.4% year-over-year, impacting the consolidated Company’s growth by 4.3 p.p.

As a result, total consolidated GMV in 2Q-2018 was R$630.0 million, a 2.0% increase on an FX neutral basis and in line with 2Q-2017 on an as reported basis.

Marketplace GMV (Netshoes & Zattini in Brazil) amounted to R$70.2 million and accounted for 11.1% of total consolidated GMV (12.4% of GMV Brazil), an increase of 72.7% or 4.7 p.p. year-over-year. As of June 30, 2018, the Company’s total vendor base was comprised of 900 qualified third-party B2C vendors, an increase of 395 vendors year-over-year and an increase of 10.0% over 1Q-2018.

The Company’s private label collection brands and licensing products continue to grow as a proportion of GMV, reflecting increased sales of the existing portfolio and new licensed products. Sales of products in these categories in 2Q-2018 represented 11.0% of consolidated GMV (12.3% of GMV in Brazil) representing a 1.2 p.p. increase year-over-year.

Revenue

Consolidated net sales were R$449.8 million in 2Q-2018, a 2.5% decrease year-over-year (-0.4% on an FX neutral basis). Consolidated net sales considering only the B2C operation was down 0.7% (+1.4% on an FX neutral basis).

•

Net sales for Brazil decreased 1.7% year-over-year to R$400.5 million. Considering only the B2C operation, net sales were flat with the same period last year mainly due to the above-mentioned effects caused by the truckers’ strike and the warm winter season.

•

Net sales for the International business in 2Q-2018 was R$49.3 million, an 8.3% decrease year-over-year on an as reported basis and up 9.5% on an FX neutral basis. This reflects the Company’s strategy to moderate sales in Mexico while focusing on profitability and was supported by growth in Argentina.

Gross Profit

Gross profit in 2Q-2018 was R$137.8 million, a 9.8% decrease year-over-year. Gross margin was 30.6% in 2Q-2018, a 2.5 p.p. decrease when compared to same period last year. During the quarter, the ongoing revenue mix shift to marketplace and the other margin enhancing initiatives positively impacted gross margin in 1.8 p.p., more than offsetting the negative 1.7 p.p. impact from changes in the e-commerce taxation regime in Brazil (EC 87, in place since 2016). Other impacts, however, have negatively affected gross margin such as:

•

Accounts payable Adjustment to Present Value (APV) accounting on cost negatively impacted gross margin by 1.4 p.p. This was a direct result of the Company’s adjustments in procurement activities to reduce inventory levels, improving quality and decreasing future short-term working capital investments.

•

The B2B operation negatively impacted gross margin by 0.9 p.p. The Company increased its efforts to lower the inventory level of supplement products by commencing additional sales through Netshoes B2C online channel.

•	The warmer than expected winter season impact on Zattini’s fashion collection in Brazil negatively impacted gross margin by 0.3 p.p. according to Company estimates.

Operating Expenses

Operating expenses, net of depreciation and amortization, were R$137.6 million in 2Q-2018, 12.6% lower than 2Q-2017. As a percentage of net sales, operating expenses were 30.6%, compared to 34.1% in 2Q-2017.

Selling and marketing expenses, net of depreciation and amortization, decreased 9.5% year-over-year in 2Q-2018 to R$108.5 million, representing 24.1% of net sales compared to 26.0% of net sales in 2Q-2017. This decrease was mainly attributed to lower expenses in branding campaigns, driving marketing investments down 0.7 p.p., and lower chargeback expenses.

General and administrative expenses, net of depreciation and amortization, were R$28.1 million in 2Q-2018, 23.1% lower in comparison to 2Q-2017, representing 6.3% of net sales, versus 7.9% of net sales in 2Q-2017. This reduction is mainly related to the rationalization of administrative expenses and lower IT expenses.

Adjusted EBITDA & Net Loss

Consolidated Adjusted EBITDA was R$0.2 million in 2Q-2018 (0.0% Adj. EBITDA margin) compared to negative R$4.6 million in 2Q-2017 (-1.0% Adj. EBITDA margin). In 2Q-2018, the negative impact from B2B operations amounted to R$4.2 million, compared to a positive contribution of R$1.4 million in 2Q-2017.

•

Adjusted EBITDA for the Brazilian operation in 2Q-2018 was R$8.0 million (2.0% Adj. EBITDA margin), which includes a R$4.2 million negative impact from the B2B operation. This compares to positive R$9.8 million Adj. EBITDA (2.4% Adj. EBITDA margin) in 2Q-2017, which was positively impacted by R$1.4 million from the B2B operation.

•	Adjusted EBITDA loss for the International operations in 2Q-2018 was R$6.4 million (-12.9% Adj. EBITDA margin), compared to a R$11.3 million loss in 2Q-2017 (-21.0% Adj. EBITDA margin).

Consolidated net loss was R$38.1 million in 2Q-2018 (-8.5% net margin), compared to net loss of R$35.2 million (-7.6% net margin) in 2Q-2017. Despite the better EBITDA and higher efficiency in financial results, in 2Q-2018 depreciation and amortization expenses increased by R$10.5 million year-over-year mainly due to the accelerated depreciation of the Company’s former e-commerce front-end system following the implementation of the new proprietary system in February 2018.

Balance Sheet and Cash Flow

In 2Q-2018, the Company generated R$69.6 million in net cash flow from operating activities versus a use of cash of R$28.3 million in 2Q-2017. The R$97.9 million year-over-year improvement was mainly a result of a R$46.4 million inventory reduction, R$39.0 million of recoverable taxes and judicial deposits, and a R$22.6 million higher contribution from factoring arrangements. Factoring arrangements contributed to a cash generation of R$61.0 million in 2Q-2018 compared to R$38.5 million in 2Q-2017.

Cash used in investing activities amounted to R$20.4 million in 2Q-2018 and was mainly related to the development of the Company’s information technology infrastructure and regular maintenance capex of the Company’s distribution centers. In 2Q-2017, cash used in investing activities amounted to R$24.2 million.

Cash used in financing activities amounted to R$35.4 million in 2Q-2018 and was mainly related to principal amortization and interest payments on financial debt, while in 2Q-2017, the Company generated R$380.7 million in cash related to proceeds from its IPO, net from the period’s financial expenses and debt amortization.

Due to the above, change in cash and cash equivalents was R$14.6 million in 2Q-2018 compared to R$335.4 million in 2Q-2017. Cash and cash equivalent as of June 30, 2018 were R$75.3 million, compared to R$419.9 million as of June 30, 2017.

Cash Flow Statement (In R$ Millions)	2Q-2017	2Q-2018	1H-2017	1H-2018
Net loss	(35.2)	(38.1)	(72.9)	(98.4)
Depreciation and amortization	7.6	18.1	15.7	34.0
Interest expense, net	27.3	16.0	61.9	32.4
Others	2.5	5.5	(1.8)	19.1
Adjusted Net Loss	2.3	1.5	2.9	(13.0)
Trade accounts receivable	18.0	7.4	84.9	4.8
Inventories	(1.9)	44.5	(40.8)	27.0
Trade accounts payable / Reverse Factoring	(2.8)	(8.9)	(51.2)	(188.7)
Changes in Working Capital	13.3	43.0	(7.1)	(157.0)
Restricted Cash	(0.2)	0.5	3.1	(2.2)
Recoverable taxes	(19.1)	10.2	(34.7)	7.8
Judicial deposits	(12.8)	(3.0)	(23.6)	(6.0)
Accrued expenses	6.5	11.7	(31.4)	(15.2)
Others	(18.3)	5.7	(16.0)	(5.3)
Total Changes in Assets and Liabilities	(43.9)	25.1	(102.5)	(21.0)

Net Cash Provided by (Used In) Operating Activities	(28.3)	69.6	(106.8)	(190.9)

Capex	(14.1)	(24.1)	(27.3)	(51.5)
Interest received on installment sales	(9.8)	0.2	0.2	1.1
Restricted cash	(0.2)	3.5	0.6	1.3

Net Cash Provided by (Used in) Investing Activities	(24.2)	(20.4)	(26.4)	(49.1)

Proceeds / Payment of debt	(26.9)	(20.3)	71.0	(48.2)
Payments of interest	(16.9)	(15.1)	(61.0)	(32.7)
Proceeds from issuance of common stock	424.5	0.0	424.5	0.0

Net Cash Provided by (Used in) Financing Activities	380.7	(35.4)	434.5	(80.9)

Effect of exchange rate changes on cash and cash equivalents	7.1	0.8	7.3	0.2

Change in Cash and Cash Equivalents	335.4	14.6	308.6	(320.7)

Cash and cash equivalents, beginning of period	84.6	60.7	111.3	396.0
Cash and cash equivalents, end of period	419.9	75.3	419.9	75.3

In 2Q-2018, the Company’s net working capital cycle was 46 days, 16 days lower than 1Q-2018 and in line with 2Q-2017. The B2C business net working capital cycle decreased 13 days from 1Q-2018 to 16 days.

Trade accounts receivable cycle decreased by 3 days year-over-year to 17 days in 2Q-2018 mainly due to lower volume of outstanding receivables from the B2B operation. Trade accounts receivable cycle from the B2C operation was 13 days, in line with same period last year.

Inventory cycle increased 3 days when compared to 2Q-2017 mainly impacted by the corrective actions taken during the second half of 2017 in the B2B business. The inventory cycle from the B2C operation was 104 days in 2Q-2018, 10 days lower when compared to 114 days in 2Q-2017 and 11 days lower than 1Q-2018.

Trade accounts payable cycle was 101 days, in line with 2Q-2017, and 2 days lower than 1Q-2018.

In Days	2Q-2017	4Q-2017	1Q-2018	2Q-2018
Trade Accounts Receivable	20	18	18	17
Inventories	127	144	147	130
Trade Accounts Payable / Reverse Factoring	101	156	103	101

Cash Conversion Cycle	46	7	62	46

In 2Q-2018 the net debt position was R$128.4 million, a R$29.3 million reduction from 1Q-2018. When compared to the net cash of R$94.3 million in 2Q-2017, net debt increased R$222.7 million.

In the year-over-year comparison, total debt was reduced from R$365.1 million in 2Q-2017 to R$239.1 million in 2Q-2018 as a result of (i) the regular debt amortization schedule and (ii) the accelerated amortization of R$65.1 million in 3Q-2017, partially offset by the R$26.7 million FINEP new credit line.

DEBT (In R$ Millions)	2Q-2017	4Q-2017	1Q-2018	2Q-2018
Working Capital	260.9	175.0	157.1	147.9
Short-term	76.0	68.3	66.1	72.7
Long-term	185.0	106.7	91.0	75.2
Debenture	103.2	84.2	74.9	65.5
Short-term	38.1	37.7	37.7	37.6
Long-term	65.1	46.5	37.2	27.9
Other	1.0	26.7	25.9	25.7
Short-term	0.9	0.5	0.3	0.1
Long-term	0.1	26.2	25.5	25.6

TOTAL DEBT (R$)	365.1	286.0	257.8	239.1

Short-term (%)	31%	37%	40%	46%
Long-term (%)	69%	63%	60%	54%
(-) Total Cash	(459.4)	(430.4)	(100.1)	(110.7)
Cash and cash equivalents	(419.9)	(396.0)	(60.7)	(75.3)
Restricted cash	(39.5)	(34.4)	(39.5)	(35.4)

NET DEBT (R$)	(94.3)	(144.4)	157.7	128.4

Subsequent Events:

Debt Restructuring

The Company successfully completed the renegotiation of its working capital and debenture credit lines, increasing the original maturity of the contracts by one year to 2021 and establishing a 12 months grace period on principal amortization. This renegotiation eliminates R$107.7 million in debt amortization during the next year, with no changes to the costs of both credit lines.

Divestment of Netshoes Mexico Operation

In early August the Company’s subsidiaries (NS2.COM INTERNET S.A. and NS5 PARTICIPAÇÕES LTDA.) have signed an agreement with Grupo Sierra Capital, a private equity fund that invests in Mexico, Central America and Caribbean, to sell the entirety of its operations in Mexico.

This transaction is expected to close in the third quarter of 2018 and is subject to customary (a) closing conditions, and (b) purchase price adjustment mechanisms.

Share Option Pool

On August 7, 2018, the board of directors approved the increase of the size of the Company’s share option pool from 956,470 to 1,296,470 of its common shares, which represents 4.0% of the Company’s total equity on a fully diluted basis.

2Q-2018 Earnings Conference Call

A conference call with live webcast will be held tomorrow, August 10, 2018 at 8:30 am (Eastern Time).

Investors and other interested participants can access the call by dialing 1-877-883-0383 in the U.S. and 1-412-902-6506 internationally. The entry number for the conference line is 8137264. An archived webcast will be available on our IR website. For more information visit: http://investor.netshoes.com.

About Netshoes

Founded in 2000, Netshoes is the leading sports and lifestyle online retailer in Latin America and one of the largest online retailers in the region, with operations in Brazil, Argentina, and Mexico. Through the websites Netshoes, Zattini and Shoestock, as well as through partner-branded store sites the Company manages, it offers customers a wide selection of products and services for sports, fashion and beauty.

Core to the Company’s success has been a relentless focus on delivering a superior customer experience. As one of the first companies in Latin America to provide online retail offerings, Netshoes benefits from its early mover advantage, which has allowed the Company to capture significant market share and achieve a leadership position in a large and expanding addressable market. For more information, visit: http://investor.netshoes.com

Investor Relations Contact

Otavio Lyra, Investor Relations Officer

São Paulo, Brazil

Phone: +55 11 3028-3528

Email: ir@netshoes.com

http://investor.netshoes.com

Forward-Looking Statements

This press release, prepared by Netshoes (Cayman) Limited (the “Company”), contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange of 1934, as amended. Statements contained herein that are not clearly historical in nature, including statements about the Company’s strategies and business plans, are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” ”strategy,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. The Company may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”), in press releases and other written materials and in oral statements made by its officers and directors. These forward-looking statements speak only as of the date they are made and are based on the Company’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond the Company’s control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Company’s goals and strategies; Company’s future business development; Company’s ability to maintain sufficient working capital, the continued growth of e-Commerce in Latin America, the Company’s ability to predict and react to changes in consumer demand or shopping patterns, Company’s ability to retain or increase engagement of consumers, Company’s ability to maintain or grow its net sales or business, general economic and political conditions in the countries where it operates. Further information regarding these and other risks is included in the Company’s filings with the SEC. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this announcement. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented as there is no guarantee that expected events, trends or results will actually occur. We undertake no obligation to update any forward-looking statements, whether as a result of new information or future events or for any other reason.

This press release may also contain estimates and other information concerning our industry that are based on industry publications, surveys and forecasts. This information involves a number of assumptions and limitations, and have not independently verified the accuracy or completeness of the information.

Non-IFRS Financial Measures

The Company presents non-IFRS measures when it believes that the additional information is useful and meaningful to investors. Non-IFRS financial measures do not have any standardized meaning and are therefore unlikely to be comparable to similar measures presented by other companies. The presentation of non-IFRS financial measures is not intended to be a substitute for, and should not be considered in isolation from, the financial measures reported in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

This press release includes unaudited non-IFRS financial measures, including GMV, Adjusted Selling and Marketing Expenses, Adjusted General and Administrative Expenses, Net Adjusted Financial Result, Certain Other Net Financial Result, Adjusted Operating Expenses, EBITDA, EBITDA Margin, EBITDA Brazil and EBITDA International.

(1):	“GMV” is defined as the sum of net sales, returns, GMV from marketplace and net sales taxes, less marketplace and NCard activation commission fees;

(2)	“Net Adjusted Financial Result” is defined as the sum of financial income and financial expenses less “Certain Other Net Financial Result“;

(3)	“Certain Other Net Financial Result” is defined as the sum of foreign exchange gains/losses, derivative financial instruments gains/losses, bank charges and other financial income/expenses;

(4)	“Adjusted EBITDA” is defined as net income/loss, less net financial result, less income tax, less depreciation and amortization expenses;

(5)	“Adjusted EBITDA Brazil” or “EBITDA Brazil” is defined as Adjusted EBITDA or EBITDA for our operation in Brazil;

(6)	“Adjusted EBITDA International” or “EBITDA International” is defined as Adjusted EBITDA or EBITDA for our operations in Argentina and Mexico;

(7)	“EBITDA” is defined as Adjusted EBITDA plus Certain Other Net Financial Result;

(8)	“Adjusted EBITDA Margin” or “EBITDA Margin” is defined as Adjusted EBITDA or EBITDA divided by net sales for the relevant period, expressed as a percentage.

The following table shows the reconciliation for GMV, as described above:

GMV—Reconciliation (In R$ Millions)	2Q-2017	2Q-2018	1H-2017	1H-2018
Net sales	461.3	449.8	857.6	849.1
Add (subtract):
Sales taxes, net	84.1	89.5	154.1	169.1
Returns	53.6	35.4	95.8	64.1
Marketplace commission fees	(8.7)	(14.3)	(13.6)	(27.1)
NCard activation commission fees	(0.4)	(0.6)	(0.7)	(1.1)

Sub-Total:	590.0	559.8	1,093.2	1,054.0

GMV from marketplace	40.7	70.2	68.7	134.6

GMV	630.7	630.0	1,161.9	1,188.6

The following table shows the reconciliation for Net Adjusted Financial Result and Certain Other Net Financial Result as described above:

Net Financial Result Reconciliation (In R$ Millions)	2Q-2017	2Q-2018	1H-2017	1H-2018
Financial Income	10.2	2.9	15.2	7.5
Financial Expenses	(33.1)	(23.1)	(71.4)	(43.2)

Net Financial Result	(23.0)	(20.2)	(56.2)	(35.7)

Subtract Certain Other Net Financial Result:
Certain Other Financial Income:
Foreign exchange gain	(0.3)	(0.5)	(0.7)	(1.0)
Derivative financial instruments gain	(0.0)	0.0	(0.8)	0.0
Other Financial Income	(0.0)	(0.1)	(0.0)	(0.2)
Certain Other Financial Expenses:
Foreign exchange loss	1.8	4.6	1.8	5.0
Derivative financial instruments loss	0.0	0.0	0.0	0.0
Bank charges	2.5	1.1	4.0	2.3
Other Financial Expenses	0.3	0.8	0.5	2.1

Net Adjusted Financial Result	(18.7)	(14.4)	(51.4)	(27.6)

1)

Net Financial Result: consists of Interest income/expenses, Imputed interest on installment sales, Imputed interest on credit purchases, Debt issuance costs, Foreign exchange gains/loss, Derivative financial instruments gains/loss, Bank charges and Other financial income/expenses.

The following table shows the reconciliation for EBITDA, EBITDA Margin, Adjusted EBITDA and Adjusted EBITDA margin as described above:

Consolidated EBITDA Reconciliation (In R$ Millions)	2Q-2017	2Q-2018	1H-2017	1H-2018
Net loss	(35.2)	(38.1)	(72.9)	(98.4)
Add (subtract):
(-) Income tax expense	0.0	0.0	0.0	0.0
(-) Net Financial Result	23.0	20.2	56.2	35.7
(-) Depreciation and Amortization	7.6	18.1	15.7	34.0

Adjusted EBITDA	(4.6)	0.2	(1.0)	(28.7)

(+) Certain Other Net Financial Result	(4.3)	(5.8)	(4.8)	(8.1)

EBITDA	(8.9)	(5.6)	(5.8)	(36.9)

Net Sales	461.3	449.8	857.6	849.1

Adjusted EBITDA Margin %	(1.0)%	0.0%	(0.1)%	(3.4)%

EBITDA Margin %	(1.9)%	(1.2)%	(0.7)%	(4.3)%

(1)	Consolidated EBITDA includes Corporate/Holding expenses not included in EBITDA Brazil and EBITDA International.

EBITDA Brazil Reconciliation (In R$ Millions)	2Q-2017	2Q-2018	1H-2017	1H-2018
Net loss	(16.1)	(18.3)	(39.6)	(58.8)
Add (subtract):
(-) Income tax expense	0.0	0.0	0.0	(0.0)
(-) Net Financial Result	19.5	16.3	49.7	29.5
(-) Depreciation and Amortization	6.4	10.0	13.7	19.0

Adjusted EBITDA	9.8	8.0	23.8	(10.3)

(+) Certain Other Net Financial Result	(3.8)	(4.5)	(4.9)	(6.4)

EBITDA	6.0	3.5	19.0	(16.7)

Net Sales	407.5	400.5	763.0	760.8

Adjusted EBITDA Margin %	2.4%	2.0%	3.1%	(1.3)%

EBITDA Margin %	1.5%	0.9%	2.5%	(2.2)%

EBITDA International Reconciliation (In R$ Millions)	2Q-2017	2Q-2018	1H-2017	1H-2018
Net loss	(14.6)	(10.5)	(25.6)	(20.1)
Add (subtract):
(-) Income tax expense	0.0	0.0	0.0	0.0
(-) Net Financial Result	3.0	4.0	5.2	6.3
(-) Depreciation and Amortization	0.3	0.2	0.5	0.4

Adjusted EBITDA	(11.3)	(6.4)	(19.9)	(13.5)

(+) Certain Other Net Financial Result	(0.5)	(1.4)	(0.7)	(1.7)

EBITDA	(11.8)	(7.7)	(20.6)	(15.2)

Net Sales	53.8	49.3	94.5	88.3

Adjusted EBITDA Margin %	(21.0)%	(12.9)%	(21.0)%	(15.2)%

EBITDA Margin %	(21.9)%	(15.6)%	(21.8)%	(17.2)%

Certain Definitions:

Registered members

The sum of all people that have completed the registration form in all the Company’s websites.

Active customers

Customers who made purchases online with the Company during the preceding twelve months as of the relevant dates.

Repeat customers

The sum of orders placed by customers who have previously purchased from the Company as of the relevant dates.

Invoiced orders

The total number of orders invoiced to active customers during the relevant period (online and offline sales)

Orders placed from mobile devices

The sum of total orders placed by active customers through the Company’s mobile site and applications as a percentage of total orders placed by active customers for the relevant period.

Average basket size

The sum of invoiced order value in connection with a product sale (online and offline), including shipping fees and taxes, divided by the number of total invoiced orders for the relevant period. Excludes B2B and NCard operations.

Gross merchandise volume (“GMV”)

The sum of net sales, returns, GMV from marketplace and net sales taxes. Excludes marketplace and NCard activation commission fees.

Net Working Capital Cycle

The sum of the balances of (a) Trade accounts receivable and (b) Inventories, less (c) the balance of Trade accounts payable, plus the balance of (d) Reverse factoring.

Partner-branded stores

All partner-branded online stores that the Company manages.

Foreign Exchange Neutral (“FX Neutral”)

Growth rate shown on constant local currency basis, in order to demonstrate what the results would have been had exchange rates in Mexico and Argentina remained constant during the period comparison.

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Financial Position

As of December 31, 2017 and June 30, 2018

(Reais and Dollars in thousands)

	December 31,	June 30,
Assets	2017	2018	2018
Current assets:	BRL	BRL	USD
Cash and cash equivalents	395,962	75,281	19,524
Restricted cash	19,397	21,636	5,611
Trade accounts receivables, net	113,168	102,699	26,635
Inventories, net	456,632	415,891	107,861
Recoverable taxes	80,047	69,894	18,127
Other current assets	48,352	50,078	12,988

Total current assets	1,113,558	735,479	190,746

Non-current assets:
Restricted cash	15,048	13,752	3,567
Judicial deposits	106,914	112,932	29,289
Recoverable taxes	70,765	70,721	18,341
Other assets	1,950	1,950	506
Due from related parties	12	9	2
Property and equipment, net	73,039	81,344	21,097
Intangible assets, net	115,839	125,392	32,520

Total non-current assets	383,567	406,100	105,322

Total assets	1,497,125	1,141,579	296,068

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Financial PositionAs of December 31, 2017 and June 30, 2018

(Reais and Dollars in thousands)

	December 31,	June 30,
Liabilities and Shareholders’ Equity	2017	2018	2018
Current liabilities:	BRL	BRL	USD
Trade accounts payable	365,835	230,567	59,797
Reverse factoring	148,928	91,671	23,775
Current portion of long-term debt	106,577	110,428	28,639
Taxes and contributions payable	19,875	19,325	5,012
Deferred revenue	3,732	4,016	1,042
Accrued expenses	120,366	103,199	26,765
Other current liabilities	31,017	30,215	7,838

Total current liabilities	796,330	589,421	152,868

Non-current liabilities:
Long-term debt, net of current portion	179,394	128,692	33,376
Provision for labor, civil and tax risks	12,523	14,769	3,830
Deferred revenue	25,502	24,101	6,251
Other non-current liabilities	27	40	10

Total non-current liabilities	217,446	167,602	43,467

Total liabilities	1,013,776	757,023	196,335

Shareholders’ equity:
Share capital	244	244	63
Additional-paid in capital	1,345,507	1,348,201	349,655
Treasury shares	(1,533)	(1,533)	(398)
Accumulated other comprehensive loss	(13,664)	(14,954)	(3,878)
Accumulated losses	(847,125)	(947,195)	(245,655)

Equity attributable to owners of the parent	483,429	384,763	99,787

Equity attributable to non-controlling interests	(80)	(207)	(54)

Total shareholders’ equity	483,349	384,556	99,733

Total liabilities and shareholders’ equity	1,497,125	1,141,579	296,068

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Profit or Loss

For the six and three months ended June 30, 2017 and 2018

(Reais and Dollars in thousands, except loss per share)

	For the six months ended June 30,			For the three months ended June 30,
	2017	2018	2018	2017	2018	2018
	BRL	BRL	USD	BRL	BRL	USD
Net Sales	857,559	849,090	220,211	461,331	449,797	116,655
Cost of sales	(574,954)	(590,712)	(153,201)	(308,492)	(312,009)	(80,919)

Gross Profit	282,605	258,378	67,010	152,839	137,788	35,736

Operating expenses:
Selling and marketing expenses	(222,526)	(220,845)	(57,277)	(121,000)	(110,247)	(28,593)
General and administrative expenses	(74,647)	(98,204)	(25,469)	(43,020)	(44,485)	(11,536)
Other operating expenses, net	(2,116)	(2,082)	(541)	(1,024)	(965)	(249)

Total operating expenses	(299,289)	(321,131)	(83,287)	(165,044)	(155,697)	(40,378)

Operating loss	(16,684)	(62,753)	(16,277)	(12,205)	(17,909)	(4,642)

Financial income	15,195	7,519	1,951	10,166	2,935	761
Financial expenses	(71,383)	(43,213)	(11,207)	(33,116)	(23,136)	(6,000)

Loss before income tax	(72,872)	(98,447)	(25,533)	(35,155)	(38,110)	(9,881)

Income tax expense	(2)	0	0	(2)	0	0

Net Loss	(72,874)	(98,447)	(25,533)	(35,157)	(38,110)	(9,881)

Net loss attributable to:
Owners of the Parent	(72,499)	(98,216)	(25,473)	(34,991)	(37,997)	(9,855)
Non-controlling interests	(375)	(231)	(60)	(166)	(113)	(29)
Loss per share attributable to owners of the Parent
Basic and diluted	(3.09)	(3.16)	(0.82)	(1.49)	(1.22)	(0.32)

NETSHOES (CAYMAN) LIMITED AND SUBSIDIARIES

Unaudited Condensed Consolidated Statements of Cash Flows

For the six months ended June 30, 2017 and 2018

(Reais and Dollars in thousands)

	Six months ended June 30,
	2017	2018	2018
	BRL	BRL	USD
Cash flows from operating activities:
Net loss	(72,874)	(98,447)	(25,533)
Adjustments to reconcile net loss to net cash used in operating activities:
Allowance for doubtful accounts	6,262	3,852	999
Depreciation and amortization	15,663	34,009	8,820
Loss on disposal of property and equipment, and intangible assets	170	307	80
Share-based payment	(13,469)	2,145	556
Deferred taxes	2	0
Provision for contingent liabilities	4,595	4,067	1,055
Interest expense, net	61,892	32,393	8,401
Provision for inventory losses	464	8,710	2,259
Other	179	3	1
Changes in operating assets and liabilities:
(Increase) decrease in:
Restricted cash	3,089	(2,240)	(581)
Trade accounts receivable	84,879	4,799	1,245
Inventories	(40,822)	26,966	6,994
Recoverable taxes	(34,696)	7,804	2,024
Judicial deposits	(23,615)	(6,018)	(1,561)
Other assets	(11,832)	(1,562)	(405)
Increase (decrease) in:
Derivative financial instruments	(186)	0	0
Trade accounts payable	(52,674)	(131,475)	(34,098)
Reverse factoring	1,489	(57,258)	(14,850)
Taxes and contributions payable	212	416	108
Deferred revenue	(1,449)	(1,117)	(290)
Accrued expenses	(31,354)	(15,167)	(3,934)
Share-based payment	(2,141)	(431)	(112)
Other liabilities	(568)	(2,652)	(688)

Net cash provided by (used in) operating activities	(106,784)	(190,896)	(49,510)

Cash flows from investing activities:
Purchase of property and equipment	(4,487)	(14,313)	(3,712)
Purchase of intangible assets	(22,770)	(37,163)	(9,638)
Interest received on installment sales	197	1,121	291
Restricted cash	631	1,296	336

Net cash provided by (used in) investing activities	(26,429)	(49,059)	(12,723)

Cash flows from financing activities:
Proceeds from debt	123,936	18,654	4,838
Payments of debt	(52,973)	(66,886)	(17,347)
Payments of interest	(60,960)	(32,696)	(8,480)
Proceeds from issuance of common shares	424,533	0	0

Net cash provided by (used in) financing activities	434,536	(80,928)	(20,989)

Effect of exchange rate changes on cash and cash equivalents	7,322	202	52

Change in cash and cash equivalents	308,645	(320,681)	(83,170)

Cash and cash equivalents, beginning of period	111,304	395,962	102,694
Cash and cash equivalents, end of period	419,949	75,281	19,524

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Netshoes (Cayman) Limited

By:	/s/ Marcio Kumruian
Name:	Marcio Kumruian
Title:	Chief Executive Officer

Date: August 9, 2018